VIA FACSIMILE AND EDGAR

April 11, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention: Angela Crane, Accounting Branch Chief

Re:	Linear Technology Corporation
Form 10-K for the Fiscal Year Ended July 1, 2007
Filed August 24, 2007
File No. 0-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated March 26, 2008 relating to the Company’s Form 10-K for the fiscal year ended July 1, 2007.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Consolidated Balance Sheets, page 29

1.
We note your response to prior comments 1 and 2. In light of the fact that you are unable to estimate the product returns and the price protection rebates you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as “deferred income on shipments to distributors” will never be recognized as revenue, please tell us how you concluded that “deferred income” is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as “customer deposit, net of deferred inventory cost” or other such titles that better depict the nature of the liability.

Response:

In future filings the Company will enhance its disclosure to clarify that the “deferred income on shipments to distributors” balance could be impacted by distributor product returns and price protection rebates. We believe the current caption “deferred income on shipments to distributors” along with the enhanced disclosure should satisfy financial statement user needs.  The suggested caption, “customer deposit, net of deferred inventory cost” or a similar caption is not appropriate for our circumstances as the term “deposit” refers to payments made by customers to guarantee performance of a contract, or delivery of services, or to guarantee against damage to or loss of property in the possession of the customer.  As the Company has delivered goods, transferred title of inventory, and recognized a receivable and deferred revenue, we believe that the term  “deposit” does not convey the essence or substance of the transaction.  Further, our caption is well understood and is commonly utilized with-in the semiconductor industry.

2.
Consistent with your response to prior comment 1, in future filing please revise the note to your financial statements to include the significant information outlined in your response. At a minimum, please address the following:

•
Specifically disclose why you defer revenue – i.e., (i) you are unable to estimate the amount of products that could be returned and (ii) because of the price protection rebates you frequently provide to your distributors, the ultimate sales price of your transaction with distributors is not fixed or determinable until the distributors has sold to the end-user.

Response:

In future filings the Company will expand its disclosures with regard to why the Company defers revenue on distribution sales.

•
Disclose the significant terms of your sales arrangement with distributors, including a brief summary of the return right and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price protection rebates are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price protection rebates below the cost of the product.

Response:

In future filings the Company will expand its disclosures on significant terms of its sales arrangement with distributors.

•
Provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as you indicated, the inventory still held by distributors which may be returned to you or on which you may have to provide price protection rebates.

Response:

In future filings the Company will disclose that the deferred costs of sales from shipments to domestic distributors are netted against the deferred revenues in the caption “deferred income on shipments to distributors” and that these deferred costs have limited risk of material impairment as the Company offers limited stock rotation privileges to distributors, generally up to 3% of quarterly purchases.  For example, for the quarter ended April 1, 2008 distributors could contractually return approximately $1.4 million of sales value under stock rotation privileges of which the Company has deferred costs of approximately $300,000.  In addition, we will disclose that historically such products that have been returned by distributors under stock rotation privileges have generally been saleable and such returned products have not been considered excess or obsolete.

In addition, the Company will disclose that it provides price protection to its distributors ending on hand inventory to the extent the Company lowers its distributor cost on that inventory. There has not been a material impact on the Company as a result of price protection in at least the past five fiscal years.

3.
In addition, as we note that impairment of the deferred costs and the amounts of price protection rebates you grant in future periods could reasonably likely have a material impact on your results of operation, liquidity or capital resources, please revise MD&A in future filings to disclose the amounts of gross deferred revenues and gross deferred cost of sales presented in the “deferred income” caption of your balance sheets.  Provide an accompanying discussion of the changes in the gross balances in each reported period, highlighting the impact on current and future results, liquidity or capital resources. Quantify and discuss the reason for any impairment of deferred costs of sales. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Response

In future filings the Company will disclose in MD&A the separate components (gross deferred revenues and gross deferred cost of sales) of “deferred income on shipments to distributors.”   If these balances were to materially fluctuate and impact the Company’s results of operations, liquidity or capital resources the Company will revise MD&A in future filings to discuss these fluctuations and any impairment of deferred costs of sales.

As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (408) 432-1900.

Sincerely,

LINEAR TECHNOLOGY CORPORATION

/s/ Paul Coghlan
Paul Coghlan
Vice President of Finance and Chief Financial

cc:           Herbert P. Fockler/Wilson, Sonsini, Goodrich & Rosati
Rick Fezell/Ernst & Young